Contact

www.linkedin.com/in/maxwell-salzberg (LinkedIn)

Top Skills

Ruby on Rails
Crowdfunding
Open Source Software

Maxwell Salzberg

CEO/Co-Founder at BackerKit
Berkeley, California, United States

Summary

helping creators do more.

Experience

BackerKit

CEO/Co-Founder
November 2012 - Present (12 years 6 months)

BackerKit helps thousands of crowdfunding creators all over the world focus on doing what they love. Our software is the premier platform for backer management, empowering project creators to manage their campaigns with confidence.

We're currently hiring passionate folks to join us in our mission to help make creativity happen: https://www.backerkit.com/careers

Diaspora

Co-Founder
June 2010 - November 2012 (2 years 6 months)
San Francisco Bay Area

Co-founded Diaspora out of school, which was the first Kickstarter project ever to break 6 figures.

Turns out being too early is the same thing as being wrong.

Education

New York University

B.S. Computer Science, Computer Science